Exhibit 99.124

FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company

ImmunoPrecise Antibodies Ltd. (the “Company”)
3204 – 4464 Markham Street
Victoria, BC V8Z 7X8

Item 2:	Date of Material Change

November 23, 2020

Item 3:	News Release

The news release with respect to the material change referred to in this report was disseminated on November 17, 2020. A copy of the news release is available on the Company’s profile at www.sedar.com.

Item 4:	Summary of Material Change

On November 17, 2020, the Company announced that the consolidation of the issued and outstanding common shares of the Company (“Common Shares”) on the basis of five (5) pre-consolidation Common Shares for one (1) post-consolidation Common Share would be effective as of market open on November 23, 2020 (the “Consolidation”).

Item 5:	Full Description of Material Change

The Consolidation resulted in the number of issued and outstanding Common Shares being reduced from 83,809,015 to 16,761,779. Each shareholder of Common Shares held the same percentage of Common Shares outstanding immediately after the Consolidation as such shareholder held immediately prior to the Consolidation. As a result of the Consolidation, the Company’s stock symbol remained unchanged and the ISIN and CUSIP numbers for the Common Stock became CA45257F2008 and 45257F200, respectively.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information please contact:

Jennifer Bath
Chief Executive Officer
(250) 483-0308

Item 9:	Date of Report

November 24, 2020